SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                             18th March, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 18th March, 2005 re: Director Shareholding





                             SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

JOHN ERIC DANIELS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. J.E. Daniels:     252,792

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):      2,169



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares/amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

MR. J.E. DANIELS:     252,792

LTSBRCNL AESOP1:      2,169


16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17TH MARCH, 2005

18. Period during which or date on which exercisable

17/03/2008 TO 16/03/2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF 25p - 521,876

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

474.25p

22. Total number of shares or debentures over which options held following this notification

2,699,270


23. Any additional information

THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 17TH MARCH, 2008 AND 16TH MARCH, 2015, OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.

ADDITIONALLY, 907,780 OPTIONS GRANTED IN NOVEMBER 2001 LAPSED IN ACCORDANCE WITH THE OPTION SCHEME RULES BECAUSE THE PERFORMANCE CONDITIONS HAD NOT BEEN MET.

24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY                         020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

MICHAEL EDWARD FAIREY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. Fairey:     69,159

Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):     1,079

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):      1,711

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):     5,932



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares/amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

Mr. Fairey:     69,159

LTSBSSTL:     1,079

LTSBRCNL AESOP1:     1,711

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):     5,932



16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17TH MARCH

18. Period during which or date on which exercisable

17/03/2008 TO 16/03/2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF 25p - 344,754

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
474.25p





22. Total number of shares or debentures over which options held following this notification

2,210,376

23. Any additional information

THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 17TH MARCH, 2008 AND 16TH MARCH, 2015, OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.

ADDITIONALLY, 148,618 OPTIONS GRANTED IN AUGUST 2001 LAPSED IN ACCORDANCE WITH THE OPTION SCHEME RULES BECAUSE THE PERFORMANCE CONDITIONS HAD NOT BEEN MET.



24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

MR. ARCHIBALD GERALD KANE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr. A.G. Kane:     94,125

    Miss D.M. Muirhead (Mrs. Kane):      613

    Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):      1,079

    Lloyds TSB Registrars Corporate Nominee Limited

    AESOP1 account (LTSBRCNL AESOP1):      2,169

    Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

     - Mr. Kane: (Single company maxi ISA):     1,055

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares/amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification


    Mr. A.G. Kane:     94,125

    Miss D.M. Muirhead (Mrs. Kane):       613

    LTSBSSTL:      1,079

    LTSBRCNL AESOP1:      2,169

    LTSBR(I)NL:

    - Mr. Kane: (Single company maxi ISA):      1,055




16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17TH MARCH, 2005

18. Period during which or date on which exercisable

17/03/2008 TO 16/03/2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF 25p - 300,474



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

474.25p

22. Total number of shares or debentures over which options held following this notification
1,887,352

23. Any additional information

THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 17TH MARCH, 2008 AND 16TH MARCH, 2015, OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.

ADDITIONALLY, 118,178 OPTIONS GRANTED IN AUGUST 2001 LAPSED IN ACCORDANCE WITH THE OPTION SCHEME RULES BECAUSE THE PERFORMANCE CONDITIONS HAD NOT BEEN MET.


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

MR. DAVID PETER PRITCHARD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. D.P. Pritchard:     8,054

Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):     1,079

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):     1,433

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares/amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A


11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

Mr. D.P. Pritchard:     8,054

LTSBSSTL:     1,079

LTSBRCNL AESOP1:     1,433

16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

494,641

23. Any additional information

127,131 OPTIONS GRANTED IN AUGUST 2001 LAPSED IN ACCORDANCE WITH THE OPTION SCHEME RULES BECAUSE THE PERFORMANCE CONDITIONS HAD NOT BEEN MET.

24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

GEORGE TRUETT TATE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. G.T. Tate:

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                     701



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A



7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

N/A


11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

Mr. G.T. TATE:

LTSBRCNL AESOP1:                701

16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17TH MARCH, 2005

18. Period during which or date on which exercisable

17/03/2008 TO 16/03/2015


19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF 25p - 300,474

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

474.25p

22. Total number of shares or debentures over which options held following this notification

1,113,056

23. Any additional information

THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 17TH MARCH, 2008 AND 16TH MARCH, 2015, OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

HELEN ALISON WEIR

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

     Mrs Weir: (single company maxi ISA):          1,699

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A


7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

LTSBR(I)NL:

     Mrs Weir: (single company maxi ISA):          1,699

16. Total percentage holding of issued class following this notification

MINIMAL



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17TH MARCH, 2005

18. Period during which or date on which exercisable

17/03/2008 TO 16/03/2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number
ORDINARY SHARES OF 25p - 300,474

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

474.25p

22. Total number of shares or debentures over which options held following this notification

861,775

23. Any additional information

THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 17TH MARCH, 2008 AND 16TH MARCH, 2015, OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.

24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

18TH MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    18th March, 2005